082-34762

SUPPL


06015338

RECEIVED
2006 JUL 20 P 12:58
OFFICE OF INTERNATIONAL
CORPORATE FINANCE



ANTENA 3 De Television

FINANCIAL RESULTS JANUARY-JUNE 2006

30 June 2006

PROCESSED
JUL 24 2006
THOMSON
FINANCIAL

dw 7/20

Antena 3 Group's consolidated figures have been prepared in accordance with International Financial Reporting Standards (IFRSs), taking into consideration all accounting principles and rules and all obligatory measurement bases, as well as the alternatives permitted by IFRSs in this respect.

The income statements of the individual companies continue to be presented in accordance with the Spanish National Chart of Accounts.


ANTENA 3

1. ANTENA 3 GROUP

1.1 Consolidated Profit & Loss Account(IFRS)

Thousands of Euros	Jan-Jun 2006	Jan-Jun 2005	Change
Sales	534,103	502,839	6.2%
Net Sales	500,252	471,363	6.1%
Other revenues	40,214	40,469	(0.6%)
NET REVENUES	540,466	511,832	5.6%
OPERATING EXPENSES	328,494	313,095	4.9%
[illegible]	211,972	198,737	6.7%
Depreciation & amortisation	10,382	11,371	(8.7%)
[illegible]	201,590	187,366	7.6%
Net financial results	(3,067)	(7,661)	(60.0%)
Net impairment losses	1,127	8,721	(87.1%)
Share of results of associates and joint ventures	161	0	n/a
Net gain (loss) on disposal or measurement of non-current assets	(54)	3,166	n/a
[illegible]	199,757	191,592	4.3%
Income tax	66,351	67,690	(2.0%)
[illegible]	133,406	123,902	7.7%

Note: Unaudited figures for the first six months of 2006 and 2005